

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Ann Aber
General Counsel
JOANN Inc.
5555 Darrow Road
Hudson, Ohio 44236

   Re: JOANN Inc.
    Registration Statement on Form S-3
    Filed June 3, 2022
    File No. 333-265403

Dear Ms. Aber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ryan Lichtenfels at 202-551-4457 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Howard Sobel